REQUEST FORM
(National Instrument 51-102)

NOTICE TO SHAREHOLDERS OF GREAT PANTHER RESOURCES LIMITED

In accordance with National Instrument 51-102 Continuous Disclosure Obligations a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s Annual Financial Statements and related Management’s Discussion and Analysis (“MD&A”) and Interim Financial Statements and related MD&A, or both.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders we are requesting that you provide us with your fax number and/or e-mail address. Please also indicate your preferred method of communication.

GREAT PANTHER RESOURCES LIMITED
(the “Company”)

The undersigned certifies that he/she is the registered holder or beneficial owner of securities (other than debt instruments) of the Company and requests that a copy of the Company’s

[ ]	Annual Financial Statements and related MD&A

[ ]	Interim Financial Statements and related MD&A

be sent to the undersigned:

Name - Please Print

Address

City/Prov/Postal Code

Signature	Dated

Fax	E-mail Address

Preferred Method of Communication: [   ]    Fax         [   ]    E-mail           [   ]    Mail

Please complete and return this form to:

GREAT PANTHER RESOURCES LIMITED
Suite 2100, 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Fax: 604 608 1744

The personal information you are providing on this form will only be used for its intended purpose described above. The Company will use the information you are providing on this form in order to process your request and will treat your signature on this form as your consent thereto.